■ EX-99.1.
3rd Quarter Results

3Q 2006 Operating Performance Oct 13, 2006

Figures provided in this presentation are based on unaudited non-consolidated financial statements of the Company for the second quarter of 2006. Certain contents in this presentation are subject to change during the course of auditing process.

I. 3Q '06 Operating Performance II. Key Management Initiatives III. Steel Industry Environment IV. 2006 Business Plan ^ Agenda

Production/Sales Production increased due to completion of major rationalizations including Pohang #3BF, #2HR in 1H '06 Sales increased due to favorable condition in consuming industries including shipbuilding and automobile (in thousand tons) * 1H '06 Major Facility Rationalizations - Pohang #3 BF refurbishment : Mar.7 ~ May.3 (58days) - Pohang #2 HR rationalization : Mar.9 ~ May.2 (55days) - Gwangyang #1 CR rationalization : Feb.20 ~May.12 (82days) 2005 3Q 2006 2006 Quarter-on-Quarter Quarter-on-Quarter 2005 3Q 2Q 3Q Quarter-on-Quarter Quarter-on-Quarter Crude Steel Crude Steel 7,698 7,310 7,610 300 4.1% Finished Products (FP) Finished Products (FP) 7,513 6,964 7,391 427 6.1% FP Sales FP Sales 7,174 6,951 7,289 338 4.9% Domestic 5,359 4,888 5,106 218 4.5% Export (%) 1,815 (25.3) 2,063 (29.7) 2,183 (29.9) 120 (0.2) 5.8% - FP Inventory FP Inventory 696 617 643 26 4.2% - Pohang Electrical steel mill upgrade : Apr.1 ~Jun.30 (91days) - Pohang #1 Wire Rod rationalization : May.2 ~Jun.30 (60days)

Sales by Product (in thousand tons) 2005 3Q 2006 2006 Quarter-on-Quarter Quarter-on-Quarter 2005 3Q 2Q 3Q Quarter-on-Quarter Quarter-on-Quarter Hot Rolled 2,419 2,120 2,192 72 3.4% Plate 863 937 883 ^54 ^5.8% Wire Rod 456 420 458 38 9.0% Cold Rolled 2,578 2,528 2,817 289 11.4% Electrical Steel 162 126 176 50 39.7% S T S 428 489 488 ^1 ^0.2% Others 268 331 275 ^56 ^16.9% Total 7,174 6,951 7,289 338 4.9% Completion of HR·CR rationalization & upgrade of Electrical steel mill led to increase in sales Efforts to increase strategic products continues * Pohang # 2Plate major repair : Sept.4 ~ 13 (10days) Strategic Product Ratio '05.4Q '06.1Q '06.2Q '06.3Q '06Target 48.4 53.7 52.5 58.6 56.0 (%)

Income Summary 2005 3Q 2006 2006 Quarter-on-Quarter Quarter-on-Quarter 2005 3Q 2Q 3Q Quarter-on-Quarter Quarter-on-Quarter Sales Sales 5,458 4,672 5,298 626 13.4% CoGS CoGS 3,835 3,473 3,954 481 13.8% Operating Income Operating Income 1,319 941 1,064 123 13.1% OP Margin 24.2% 20.1% 20.1% - - Net Income Net Income 1,062 710 880 170 23.9% Profit Margin 19.5% 15.2% 16.6% 1.4 - (in billion KRW) Increase in sales price for major products led to rise in sales and OP Continuous cost saving efforts alleviated one-time expenses including ESOP * 3Q Major Expenses : 193.5bn KRW from ESOP, Retroactive expense from wage increase and iron ore unit cost increase Major Product Price Trend '05.4Q '06.1Q '06.2Q '06.3Q HR CR STS 535 659 1,799 473 580 1,755 480 575 1,986 517 601 2,486 (in thousand KRW)

Financial Structure 2005 3Q 2006 2006 Quarter-on-Quarter Quarter-on-Quarter 2005 3Q 2Q 3Q Quarter-on-Quarter Quarter-on-Quarter Assets Assets 22,934 24,115 25,194 1,079 4.5% Current Asset 7,469 6,672 7,548 876 13.1% Fixed Asset 15,465 17,443 17,646 203 1.2% Liabilities Liabilities 4,188 4,216 4,549 333 7.9% Debt 1,677 2,228 2,570 342 15.4% S/H Equity S/H Equity 18,746 19,899 20,645 746 3.7% Assets increased due to increase in profits and new investments Overall debt increased (3Q.'06 debt repayment 200tr KRW, borrowing 589.1bn KRW) * 3Q Major Financial Activities - Interim dividend (155.5bn KRW), Treasury share buyback through trust funds (192.3bn KRW) - Issuance of Debt : Euro Bond U$300mn (8.10) , Domestic Indenture 200bn KRW (9.29), CP 100bn KRW (8.31) ^ Debt repayment at maturity : Domestic Indenture 200bn KRW (7.5) (in billion KRW)

Financial Ratios '03 '04 '05 '06.1/4 2/4 3/4 42.1 32.6 70.4 75.4 24.0 80.6 19.6 83.6 '05.3/4 4/4 '06.1/4 2/4 3/4 (Quarterly closing price) 245,000 234,000 202,000 250,500 254,500 21.2 82.5 16.9 '03 '04 '05 '06.1/4 2/4 3/4 '03 '04 '05 '06.1/4 2/4 3/4 22.0 81.9 Operating Margin (%) Liability-to-Equity Ratio (%) Equity Ratio (%) Share Price (KRW) 21.3 25.5 27.2 20.1 16.9 20.1

I. 3Q '06 Operating Performance II. Key Management Initiatives III. Steel Industry Environment IV. 2006 Business Plan ^ Agenda

Progress on India Project

- **Indian government accorded in principle approval to POSCO-India's specific SEZ**
  - **Tariff, corporate tax exemption & administrative procedure simplified**
  - ☛ **Final nod expected to follow the conclusion of contract for production base purchase**

Project Achievement

- Aug '05 Establishment of POSCO-India
  - Nov Central govt approval for site purchase
- Jan '06 Central govt approval for right to use railways
  - Jun Purchased 1,135 acre of national land
  - Sep In principle approval for SEZ

Project Plan

- Nov '06 Prospective right approval (central govt.)
- Mar '07 Completion of land purchase
  - Apr Start construction for ground & harbor
- Sep '08 Start construction steel mill
- Dec '10 Completion of Phase1 (crude steel 4mn tons)



India Project Site

※ Benefits of Special Economic Zone(SEZ)

- Corporate tax exemption : for 15yrs
- Tariff exemption : imported capital goods & raw materials
- Other tax exemption : on dividend income, sales
- Allowing for loss carry-over and 100% direct investment within SEZ

*SEZ(Special Economic Zone) : Recognition as Foreign Territory in relation to trade & imposition of tax

10

Progress on FINEX®

Technical Development Status

- **FINEX**
  - '04 : Operation stabilized through facility improvement
  - '05 : Operation tech and experience accummulated
  - 1H '06 : Productivity and operation limits verified
  - 2H '06 : Operation optimized, cost-savings maximized
- **#1 FINEX Construction Progress**
  - Delay due to construction labor union strike
    - · Expected completion date : Apr '07 (formerly '07.1/E)



FINEX Plant Construction

Demo Plant Status

Description		Initial Target	Result	
			Aug '05	Aug '06
Production	Per annum (thou. tons)	600	720	870
	Per day (ton)	1,800	2,150	2,550
Rate of operation	%	95	92	98
Coal rate	kg/tHM	850	820	750
Continuous operating days	days	30	93	93

* Coal rate and continuous operation period at the same level as those of large BFs

11

'05 '06.3Q '06(F) '07(F) '08(F) Strategic Products & Cost Saving Efforts 80% 62% 58.6% 48% 56% Strategic Product Sales Portion '06 Target Jan~Sep Rate of Progress 889bn KRW 803.9bn KRW 90.4% '06 Cost Savings '02 '06(F) Change Re-rolling 5.5 5.3 ^0.2 Automobile 1.9 5.0 3.1 Pipe 3.8 3.5 ^0.3 Distribution 5.0 2.5 ^2.5 Shipbuilding* 1.5 2.4 0.9 <Demand from big 5 consuming industries> < Cost Savings Breakdown > * TMCP for ship 36 ^ 560 (thousand tons) (in mn tons) ? Increase of automotive steel, premium CR Cost savings including use of low cost raw materials ???? ????/???? ??? ??? 5105 1376 883 675 Raw Material Cost 510.5 Energy 88.3 Maintenance cost 137.6 Others 67.5 (in bn KRW)

Global Supply Network for Automotive Steel 1 Establish production base in major automotive markets ? Expand regional supply through construction of CGL & establishment of Processing Centers N. America Japan E. Europe S.E. Asia China Production plant Warehouse Processing center East Europe : Growing region China : World's fastest growing markets S.E. Asia : Growing region North America : World's biggest, high-priced market

Construction of Automotive steel specializing CGL in Mexico Major P/C site Major Automobile production base Major Harbor Brownsville Veracruz Mobile New Orleans S.L.Potosi Monterrey Puebla Manzanillo Decatur Altamira Business Overview Investment Background Location : Altamira industrial complex (East Mexico) Investment : U$250 thousand (100% sole investment) Size : 400 thousand tons/yr (GA, GI) Schedule : construction to begin in '08, operation to begin in '09 Mexico and Southeastern US, dependent on imported Automotive steel World's prominent automobile companies' production base concentrated in Mexico Near Alabama (US), region with 2.2mn automobiles producing capacity (Production base for GM, Nissan, Benz, etc). Mexico America Global Supply Network for Automotive Steel 2

Automotive Steel Specialization

Completion of TWB facility

- **Investment Benefit**
  - 6.7mn sheets of annual production capacity (completion of phase 3)
    - · Phase 1 : 1.7mn, Phase 2 : 3.6mn sheets
- **Expected Benefit**
  - Mass production and sales of products manufactured with new technology
  - Automotive steel/parts Total Solution

▪Tailor Welded Blank(TWB) : steel sheets with different thickness, strength, quality, cut/welded using laser→ shorter processing & light weight products



TWB plant facility, Gwangyang steel works

Supply of Hot Press Forming

- **Specialty**
  - Lighter auto-body : 30~40% lighter
  - Safety : high-strength secured
  - High formability : precise forming possible
- **Expected Benefit**
  - Korea's first ultra-strength auto-part supply
    - ▪ Supporting domestic automotive companies' quality improvement efforts

▪Hot Press Forming : steel sheet heated under high temperature (930°C), followed by Press forming and rapid cooling → produces high strength steel sheets posco

Hot Press Forming Facility

15

Global Marketing Competitiveness ? Prague Office Overview - Location : Prague, Czech Republic - Regions covered : Czech, Slovakia, Poland, Hungary ? Expected Benefit - Expansion of sales to automotive and home- appliance industries in Eastern Europe with high growth potential - To be developed as a corporate, with addition of coil center (Source : Ernst & Young's, European Investment Report 2006) 2000 2001 2002 2003 2004 2005 Czech 14 11 19 23 13 20 Slovakia 5 2 2 7 17 18 Poland 5 6 7 4 12 17 UK 10 6 8 6 6 9 France 10 5 9 10 21 7 Rumania 3 4 2 4 10 7 Hungary 7 6 4 10 6 6 (No. case) < FDI for auto in European countries > POSCO-Thailand Established New office in Eastern Europe ? POSCO-Thailand Overview - Integrate sales and Management functions within S.E.Asia ? Benefit from Integration - Strengthening sales of strategic products including automotive steel within S.E.Asia within S.E.Asia within S.E.Asia within S.E.Asia within S.E.Asia within S.E.Asia within S.E.Asia within S.E.Asia within S.E.Asia within S.E.Asia within S.E.Asia within S.E.Asia within S.E.Asia POSCO-Thailand automotive steel sheet processing center + Bangkok Office Malaysia, Indonesia, Dubai POS-Thai (Established in '97.1) CR 240 thousand tons processed per annum

Strategic Alliance in STS Division

❑ Joint venture with Taihan Electric Wire on STS CR division

- **Equity investment in Taihan Electric Wire's spin-off of STS CR business**
- **POSCO to supply materials to new entity's CR processing business**

New Corporate Overview

- Business : STS CR processing, manufacturing & sales of CR products for electronics parts
- Capacity : 180 thousand/annum
- Ownership : POSCO 19.9%
- Development Schedule : Corporate establishment in Jan. '07



Pohang Steel Works STS #1 Steel making plant

Expected Benefit

- Stabilized supply of POSCO STS HR
- STS CR domestic market share expansion & replacement of imports
  - Market share : 26% → 39%
- Export expansion to Japan & market diversification including Middle-East



Taihan Electric Wire Anshan Plant

17

Uplifting Shareholder's Value (in KRW) ? Policy : Long term, stable dividend - Interim dividend introduced from '00 Interim dividend amount - Interim Dividend : 2,000 KRW/share - Total Interim Dividend : 155.5 bn KRW < Dividend Payout History > < Share Buyback History > ? 4% Share buyback in '06 - Direct from market : 2% (completed on 12th Jun) - Through Trust Fund : 450bn KRW * 77% completed as of 9/E ^Treasury stock holdings : 9,394 thousand shares (10.8%) Interim Dividend Payout Treasury Stock Buyback '03 '04 '05 '06 Dividend (Interim) 5,000 (1,000) 6,500 (1,500) 8,000 (2,000) - (2,000) 2% 2% 2% 4% 1,816 1,779 1,744 3,488(F) (in thousand shares) '03 '04 '05 '06

Corporate Citizenship - Selected as "Sustainability Leader" in Steel Sector for 2 Consecutive years (SAM Dow Jones, US) Excellence in ? management & corporate governance ? Commercialization of eco-friendly technology, FINEX ? Strengthened Ethical Management ? Practice of Coexistence Management - The only selected corporate in Korea (225 institutional investors around the world) - Recognized as developer of environment-related technology including carbon dioxide reduction technology - Technological consulting provided to 37 small businesses in Pohang Partnership - Benefit Sharing with small suppliers : 12 companies (1.3bn KRW) * Benefit Sharing : shared benefits with suppliers who participate in cost saving & quality improvement activities Sustainability Leadership Climate Leadership Coexistence with small enterprises

I. 3Q '06 Operating Performance II. Key Management Initiatives III. Steel Industry Environment IV. 2006 Business Plan ^ Agenda

Global Steel Market 1 Consumption forecasts: continued increase in BRICs, stable in other areas ? Stable growth in global consumption - Stabilization in developed countries, increase in BRICs to continue - 10% demand increase in China Variable : Slowdown in US & over-capacity in China - Structural adjustment policy by Chinese government expected to be activated fully ? Uptrend since market recovery in Feb. - Global market favorable due to consumption increase in US/Europe - China, stable due to rally in domestic price & export increase - Steel mills, offsetting consumption decrease by adjusting operation rate ? Stable market trend expected to continue - Growth in Middle East/CIS to offset concerns over market slowdown in US 2005 2006 2007 Steel Consumption (mn tons) Steel Consumption (mn tons) 1,029 1,121 1,179 Year-on-Year (%) 6.0 8.9 5.2 Crude Steel (mn tons) Crude Steel (mn tons) 1,132 1,226 1,292 Year-on-Year (%) 6.1 8.0 5.6 (Steel consumption: IISI '06.10, Crude Steel Production: WSD '06.7) < Global Steel Supply & Demand Forecast > (IISI '06.10) '06 Global Steel Market Trend '07 Global Steel Market Forecast

Global Steel Market 2

❑ Stable in general, high steel prices maintained

Regional HRC Spot Price Trend

(in U$/T)

Weak/stable trend maintained due to slowdown in consuming industry & inflow of Chinese imports
Midwest : 639(Apr.'06) → 694(May) → 716(Jun) → 716(Jul) → 694(Aug) → 694(Sep)

Strong due to consumption recovery as post-vacation season approached & price increase acceptance by customers
Germany : 557(Apr.'06) → 612(May) → 616(Jun) → 616(Jul) → 625(Aug) → 635(Sep)

Small increase having entered high-demand season & consumers securing materials for national holiday. Low inventory level maintained
Guangzhou : 421(Apr.'06) → 485(May) → 484(Jun) → 434(Jul) → 451(Aug) → 454(Sep)

Tight in domestic HR/Plate, weak trend in import/commercial product market
Seoul-Incheon : 592 (Apr.'06) → 602(May) → 594(Jun) → 620(Jul) → 630(Aug) → 630(Sep)

Tight supply maintained due to strong demand, market to stay stable
Tokyo : 480(Apr.'06) → 519(May) → 533(Jun) → 533(Jul) → 530(Aug) → 530(Sep)

ASEAN

Small price fall due to inflow of Chinese imports & favorable condition in consuming industries
Thailand : 515(Apr.'06) → 542(May) → 547(Jun) → 547(Jul) → 561(Aug) → 550(Sep)

posco 22

'05.1? Feb'05 3? Apr 5? Jun 7? Aug 9? Oct 11? Dec '06.1? Feb'06 Mar Apr May Jun Jul Aug Sep ?? 705 694 683 639 573 529 485 529 617 617 617 617 606 606 628 639 694 716 716 694 694 ?? 633 638.5 644 693 663 644 622 607 569 537 530 504 537 537 543 592 602 594 620 630 ?? 649 639 636 624 608 598 537 515 514 478 441 452 451 441 468 480 519 533 533 530 ?? 547 561 575 537 496 372 422 417 380 354 344 333 350 383 414 421 485 484 434 451 454 ?? 700 661 664 642 609 564 512 470 480 484 473 489 497 491 505 557 612 616 625 625 635 ??? 586 586 586 525 537 537 505 480 458 468 505 515 542 574 574 561 '05.1? '05.2? 3? 4? 5? 6? 7? 8? 9? 10? 11? 12? '06.1? '06.2? 3? 4? 5? 6? 7? ? ? 190 145 215 208 160 227 143 164 109 125 198 316 239 314 344 248 403 613 477 EU 149 165 236 163 107 75 74 65 97 30 71 101 198 235 353 303 543 836 Global Steel Market 3 Price gap maintained between US·Europe and China China^US Export Trend (thousand tons) 705 547 US 617 639 716 529 485 High price maintained despite increase in imports, supported by efforts to cut production within region & strong consumption 694 635 China Europe 333 421 484 372 422 454 ? Fall in steel consumption due to slowdown in US market remains as a possible risk US/China HR Spot Price Trend (U$/ton)

1q 2q 3 4 1 2 3 4 5 6 7 8 9 10 11 ?? 517 566 566 480 371 371 371 411.5 493 493 493 493 493 493 493 ?? 554 582 473 398 398 356 399 452.2 520 508 558 558 520 445 489 ?? 528 540 397 344 316 316 351 393.5 436 436 479 479 423 396 411 ?? 540 463 400 328 335 375 383 421 485 484 434 451 454 1q 2q 3 4 1 2 3 4 5 6 7 8 9 10 ?? 1.3 1.8 2 2 1.7 1.6 1.4 1.2 1.2 1.1 1.1 1.1 1.1 300 400 500 600 Baoshan ($493/4Q) Wuhan ($489/Nov) Anshan ($411/Nov) (U$) ^ Spot Price : Guangzhou 3.0mm * Inventory : Dailan,Tianjin,Shanghai,Guangzhou HR+CR Similar·stable domestic prices among Asian countries China Steel Industry Trend Inventory Level (mn tons) '05.1Q 2Q 3Q 4Q '06.1 2 3 4 5 6 7 8 9 10 11 < Asian HR Price comparison > China (Baoshan) Taiwan (CSC) Korea (POSCO) Japan (????*) U$493 U$532 U$547 U$530 * Price to market Spot Price $582 $566 $540 HR Price Trend in China (U$/ton) Steady spot price as Baosteel maintains steady price in 4Q & recent price increase by other mills including Wuhan

China Steel Industry Forecast

Supply Conditions to rise/fall coexist : Facility addition and concentration of maintenance

- **Addition of new facilities continue**
  - Crude Steel Production (mn tons)

2H.'05	1H.'06	2H.'06 (QoQ/YoY)
181	199	221 (+11%/+22%)

- **Maintenance concentrated in 2H**
  - Expected production cut by major mills (thousand tons)
    - (Anshan) HR 20, (Taiyuan) HR 6
    - (Benxi) HR 5, (Baoshan) Dec HR Repair

Demand Growth to continue despite "Tight-money policy"

- **Investment slowdown due to tight-money policy including raised interest rate**
  - Slower growth of fixed asset investment
    - +34.4%(Jun'06)→+27.4%(Jul)→+21.5%(Aug)
  - Export competitiveness weakened due to appreciation of Yuan
    - Currency(RMB/U$) : 7.99(6.E)→7.90(9.E)

- **Development in consuming industries together with GDP growth**

- Production	'05	'06(YoY)
Automobile(mn)	571	640(+12%)
Shipbuilding(mn DWT)	10.2	11 (+8%)
Home Appliance(mn)	135	155(+15%)

- High demand season begins after National holiday (Oct)

▶ **Possibility for temporary upturn in steel price exists, but likely to stay steady**

posco 25

Restructuring China Steel Industry 1

❑ Issues in Chinese Steel Industry

Discord between Production & Consumption	Dispersed Production Structure	Problem with Resources/ Environment	Change in Competitive Environment
◆ Structured around low value-added, construction products - Flat prodn. rate: 39% ('05)	◆ Increased no. of small mills, causing inefficiency - Portion of Top10 mills: 46('01) → 35%('05)	◆ Increased iron ore imports & rapid growth in coke prodn. - Iron ore sufficiency level: 70('01) → 60%('05)	◆ Competition grows & government control weakens - Tariff on steel: 43% → 9.9%

❑ Chinese Government's enforcement of Restructuring policy

Steel Industry 10·5 Plan ('01 ~ '05)

- Raise sufficiency
- Promote regional steel mills

New Steel Industry Development Plan ('05.7)

- Limit capacity
- Improve concentration
- Steel industry relocation
- Improve environment protection & resource efficiency

Industry Restructuring Guidance List ('05.12)

- Large mills promoted, restructuring guideline redefined
  - ☛ small facilities with pig iron 100mt, crude steel 60mt

Steel Industry 11·5 Plan ('06 ~ '10)

- Resolve structural problem & strengthen competitiveness
  - ☛ maintain 400mt capacity & promote large steel mills



posco

26

Restructuring China Steel Industry 2

❑ Increased M&A, through government support and voluntary actions

◆ **Acquisitions within region, centered around large mills**

(in 10 thousand tons)

Wuhan(1,040) > Echeng(246)
Anshan(1,190) > Benxi(651)
Tahngshan Guofeng(133) > Fushun(168)
Tagshan(1,007) > Xuanhua(359), Chengde(242)
Hefei(734) > Shijiazhuang(216), Xingtai(238)

◆ **Strategic M&A to improve product mix Secure mine & expand capacity**

Baoshan↔Ma'anshan strategic cooperation
Shoudu(1,044) > Shuicheng(216)
Wuhan(1,040) > Lizhou(455)

◆ **Equity investment from overseas**

Mittal → Hunan Valin Group
Arcelor → Laiwu Steel



Shoudu
Anshan
Chengde
Benxi
Xuanhua
Tangshan
Shijiazhuang
Xingtai
Hebei
Laiwu Steel (Arcelor)
Hunan Valin (Mittal)
Ma'anshan
Baoshan
Echeng
Wuhan
CHINA
Shuicheng
Lizhou

27

Domestic Steel Industry 1H. '06 2H. '06 1H. '07 1H. '06 3Q 4Q 2H. '06 1Q 2Q 1H. '07 Consump-tion 24,115 11,786 12,546 24,332 11,340 13,474 24,814 Export 8,837 4,261 4,677 8,938 4,561 4,649 9,211 Production 27,726 14,086 15,226 29,312 13,609 15,570 29,179 Import 5,226 1,961 1,996 3,957 2,292 2,554 4,846 (in thousand tons) Favorable condition to continue due to steady growth in consuming industries * POSRI (Jul '06) High backlog remains. Favorable condition to continue - Ship-building forecast (thou GT) 9,241(1H. '06) ^ 8,916(2H) ^ 9,426(1H. '07) Domestic to slow in 2H. '06, Export expected to recover - Prodn. forecast (in thousand) 1,962(1H. '06) ^ 1,942(2H) ^ 2,040(1H. '07) Despite 3% growth in domestic market, Export to slow due to FX rate - Prodn forecast (bn KRW) 17,393(1H. '06) ^ 17,005(2H) ^ 17,492(1H.'07) Gradual recovery expected From 2H. '06 - CAPEX forecast (bn KRW) 54,191(1H. '06)^ 64,965(2H) ^ 55,632(1H. '07) Domestic steel supply & demand forecast Forecast on steel consuming industries

Steel demand Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 Jan 21.75 8.4 Jan 21.25 8.2 1? 20 7 1? 21 7.75 Feb 21 8.1 Feb 23 8.6 Feb 25 12 2? 23.75 11.25 Mar 24.5 10.7 Mar 22.25 9.3 3? 23.5 9.5 3? 22.5 9 Apr 23 9.1 4? 22.6 8.8 4? 21.25 8.8 4? 19.8 8.2 May 20 8.2 May 21.5 8.7 5? 23 8.6 5? 21 8 Jun 22 8.25 6? 22.6 8 6? 23 8.9 6? 24.15 8.9 Jul 24.15 9 7? 23.7 9 7? 25.1 10.05 7? 26.5 10.75 Aug 31 11.25 8? 34.25 13 Sep 35.5 12.25 Sep 35 12.25 Sep 35 14.25 9? 31.5 14.75 9? 30 13.5 Raw Material Price Trends ? Nickel - Low level of LME inventory & continued price fluctuations ? Zinc - Strong to steady price due to tight supply High level maintained - Increased iron ore imports to China - Shipping cost raised due to high oil price '05 '06 '07 Production 10,133 10,737 11,492 Consumption 10,420 11,095 11,575 Difference ^287 ^358 ^83 (in U$/ton) Brazil ^ China West Australia ^ China 25.0 19.8 23.7 35.5 30.0 12.0 8.2 9.0 13.0 14.8 13.5 Jan~Aug '05 Jan~Aug '06 Jan~Aug '05 Jan~Aug '06 YoY Total Total 176 219 24.5% From Brazil 33 48 45.9% Steel demand Column 2 Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 Jan 6.13 13505 Jan 6.27 13830 Jan 6.37 14045 Jan 6.46 14250 1? 6.64 14645 1? 6.67 14715 1? 6.72 14810 1? 6.53 14405 1? 6.68 14725 1? 6.64 14630 1? 6.55 14430 1? 6.59 14525 1? 6.61 14570 1? 6.6 14550 1? 6.6 14560 1? 6.58 14510 1? 6.82 15035 1? 6.8 15000 1? 6.67 14710 1? 6.81 15010 1? 6.89 15200 Feb 6.92 15260 Feb 6.81 15015 Feb 6.82 15035 2? 6.74 14850 2? 6.92 15255 2? 6.73 14830 2? 6.93 15275 2? 6.9 15215 2? 6.77 14935 2? 6.92 15250 2? 6.84 15090 2? 6.67 14700 2? 6.79 14975 2? 6.77 14925 2? 6.75 14875 2? 6.71 14800 2? 6.7 14765 2? 6.72 14825 2? 6.71 14800 2? 6.76 14900 Mar 6.71 14785 Mar 6.77 14930 Mar 6.87 15155 Mar 6.79 14970 Mar 6.77 14920 Mar 6.59 14525 3? 6.7 14780 3? 6.65 14655 3? 6.7 14780 3? 6.64 14630 3? 6.68 14730 3? 6.69 14750 3? 6.73 14835 3? 6.71 14800 3? 6.7 14760 3? 6.72 14825 3? 6.83 15055 3? 6.83 15065 3? 6.84 15085 3? 6.88 15165 3? 6.83 15065 Apr 6.82 15035 Apr 6.96 15340 Apr 7.1 15655 Apr 7.08 15600 Apr 7.4 16325 Apr 7.59 16725 Apr 7.55 16655 Apr 7.78 17160 4? 7.88 17375 4? 8.04 17715 4? 8.11 17875 4? 8.44 18600 4? 8.26 18210 4? 8.41 18550 4? 8.69 19155 4? 8.8 19400 4? 9.07 20000 4? 9.14 20155 4? 8.73 19255 4? 8.41 18550 May 8.8 19395 May 8.53 18805 May 8.84 19490 May 9.05 19950 May 8.71 19200 May 9.09 20050 May 9.32 20555 May 9.87 21750 May 10.12 22300 May 9.34 20600 May 9.3 20500 5? 9.46 20850 5? 9.63 21230 5? 9.56 21075 5? 9.66 21300 5? 9.75 21485 5? 10.23 22550 Steel demand Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 1/3/2006 1912 1/4/2006 1934.5 1/5/2006 1951 1/6/2006 1930 1/9/2006 1980 1/10/2006 1980 1/11/2006 1977 1/12/2006 2002 1/13/2006 2044.5 1/16/2006 2066 1/17/2006 2061 1/18/2006 2073 1/19/2006 2125 1/20/2006 2162 1/23/2006 2170 1/24/2006 2184.5 1/25/2006 2270 1/26/2006 2273 1/27/2006 2247 1/30/2006 2236 1/31/2006 2318 2/1/2006 2302 2/2/2006 2355 2/3/2006 2358 2/6/2006 2352 2/7/2006 2391 2/8/2006 2247 2/9/2006 2330 2/10/2006 2285 2/13/2006 2115 2/14/2006 2158 2/15/2006 2152 2/16/2006 2015 2/17/2006 2030 2/20/2006 2061 2/21/2006 2130 2/22/2006 2186 2/23/2006 2170.5 2/24/2006 2203 2/27/2006 2244 2/28/2006 2303 3/1/2006 2301 3/2/2006 2372 3/3/2006 2348 3/6/2006 2333 3/7/2006 2303 3/8/2006 2170 3/9/2006 2228 3/10/2006 2219.5 3/13/2006 2245 3/14/2006 2263.5 3/15/2006 2324 3/16/2006 2332 3/17/2006 2462.5 3/20/2006 2461 3/21/2006 2511 3/22/2006 2491 3/23/2006 2543 3/24/2006 2542 3/27/2006 2603 3/28/2006 2601 3/29/2006 2592 3/30/2006 2653 3/31/2006 2690.5 4/3/2006 2727 4/4/2006 2710 4/5/2006 2820 4/6/2006 2856 4/7/2006 2889 4/10/2006 2970 4/11/2006 3019 4/12/2006 3051 4/13/2006 3085 4/18/2006 3182 4/19/2006 3215 4/20/2006 3204 4/21/2006 3297 4/24/2006 3280 4/25/2006 3360 4/26/2006 3440 4/27/2006 3192 4/28/2006 3229 5/2/2006 3359 5/3/2006 3261 5/4/2006 3374 5/5/2006 3510.5 5/8/2006 3365 5/9/2006 3475 5/10/2006 3610.5 5/11/2006 3990 5/12/2006 3900 5/15/2006 3450 5/16/2006 3493 5/17/2006 3669 5/18/2006 3495 5/19/2006 3325 5/22/2006 3386 5/23/2006 3453 5/24/2006 3485 (in thou U$/ton) 13.5 15.1 23.1 28.9 33.9 31.1 1.9 3.9 2.9 3.6 3.7 3.4 Nickel Zinc < '06 Nickel/Zinc price trend > < '06 Freight trend > Nickel & Zinc Price Trend Freight Trend (in thou tons) (mn tons) < Iron ore imports to China > < Global zinc supply & demand forecast > (Source: Macquarie, '06.10 / LME) (Source: Clarkson, '06.10)

I. 3Q '06 Operating Performance II. Key Management Initiatives III. Steel Industry Environment IV. 2006 Business Plan ^ Agenda

2006 Business Plan The data above represents the Company's internal objectives, and should not be used as a basis for investment decisions ? Crude Steel Production 30.5 30.1 ? Sales Volume 28.7 28.6 ? Revenue 21.7 19.8 ? CAPEX 3.7 3.9 2005 2006 (F) (in mn tons, tr KRW) - Consolidated Production 31.4 31.2 - Consolidated Revenue 26.3 25.2

3Q 2006 Operating Performance Oct 13, 2006